EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Six Months Ended June 30, 2004	Three Months Ended June 30, 2004
Earnings before income taxes and minority interest	$1,907	$1,083
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(25)	(13)
Dividends from less than 50% owned affiliates	42	2
Fixed charges	405	199

Earnings available for fixed charges	$2,329	$1,271

Fixed charges:
Interest incurred:
Interest expense	$328	$160
Capitalized interest	2	1

	330	161
Portion of rent expense deemed to represent interest factor	75	38

Fixed charges	$405	$199

Ratio of earnings to fixed charges	5.8	6.4

EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings before income taxes and minority interest	$5,346	$5,267	$3,447	$3,415	$3,040
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(53)	(51)	(41)	(50)	(51)
Dividends from less than 50% owned affiliates	41	28	21	12	10
Fixed charges	832	1,003	1,581	710	646
Interest capitalized, net of amortization	(1)	(1)	(3)	—	(2)

Earnings available for fixed charges	$6,165	$6,246	$5,005	$4,087	$3,643

Fixed charges:
Interest incurred:
Interest expense	$678	$854	$1,452	$615	$547
Capitalized interest	3	4	5	3	4

	681	858	1,457	618	551
Portion of rent expense deemed to represent interest factor	151	145	124	92	95

Fixed charges	$832	$1,003	$1,581	$710	$646

Ratio of earnings to fixed charges	7.4	6.2	3.2	5.8	5.6